Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Johnson & Johnson
Commission File No. 001-03215

Johnson & Johnson Earnings Call Transcript

On October 18, 2011, Johnson & Johnson held a Third Quarter 2011 Earnings Conference Call, a replay of which was made available on Johnson & Johnson’s website.  Accordingly, the following portions of the transcript of the conference call related to the proposed acquisition of Synthes, Inc. by Johnson & Johnson are being filed.

Additional Information and Where to Find It

Johnson & Johnson has filed with the SEC a registration statement on Form S-4, in which a proxy statement is included as a prospectus, and will file other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents filed by Johnson & Johnson with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

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Louise Mehrotra - Johnson & Johnson - VP of IR

If you'll now turn to the consolidated statement of earnings, net earnings were $3.2 billion compared to $3.4 billion in the same period in 2010. Earnings per share were $1.15 versus $1.23 a year ago. Please direct your attention to the box section of the schedule, where we have provided earnings adjusted to exclude special items. As referenced in the footnote, third-quarter net earnings this quarter were adjusted to exclude an after-tax mark-to-market adjustment to the value of the currency option, and deal costs related to the planned acquisition of Synthes, Inc. Net earnings on an adjusted basis were $3.4 billion, and earnings per share were $1.24, up 0.8% versus the third quarter of 2010.

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Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

As you know, we take a highly disciplined approach to portfolio management. We are constantly evaluating our portfolio to ensure we are focused on businesses and opportunities in attractive growth areas where we can have the greatest impact. This means investing in new platforms for growth, as well as divesting other businesses and assets. The Synthes acquisition, which will strengthen our orthopedics portfolio, is proceeding on schedule, and we've achieved 2 significant milestones. The European Union merger regulation filing was made in September, and Synthes has scheduled its shareholder vote to approve the merger for mid-December. We anticipate closing this deal in the first half of 2012.

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Michael Weinstein  - JPMorgan Chase & Co. - Analyst

That's helpful. Last question, on Synthes. Do you have any incremental visibility at this point on the structuring of the transaction such that you could comment on financing and the use of cash, US versus OUS.

Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 No, Mike, I don't have any incremental visibility to share with you, other than to say we're making very good progress in that regard. We're making good progress overall in planning for the acquisition. And encouraged, and obviously we're going to keep working to make this transaction much more efficient from a financing perspective than the way we modeled it, but it's too early to give you any specifics, and when we know the specifics, we'll actually be very close to the closing of the deal, just because of getting all the approvals in line. So that's the best update I can give you at the time.

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Rick Wise - Leerink Swann & Company - Analyst

That's helpful. 2 quick follow-ups. You commented a little bit about SG&A but I just wanted to think about the operating leverage going forward, [32.7%], I think, this quarter. Something like that. It is 1 of the higher percentages of sales in a couple of years. Can you help us understand when does that normalize or maybe we should think about that number on a -- what was the incremental investment spend for new product launches if you can quantify that.

And I'll just ask my last quick 1. I'm sure you're sick of being asked about acquisitions, but cash is growing. You always allude to it in your prepared commentary. Should we expect even with Synthes on your plate that we're closer to an additional flow when we look at over the next 6, 12 months? Thanks a lot.

Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

Right, so with respect to SG&A, just a couple comments. One is you're right, it is higher than what we've seen it. Just to put things in perspective, the healthcare reform fee is unfortunately in that line item now. That's where all companies record it. Just to give you a sense, that's about 0.2 of the change. The balance is the investment spending that I talked about in our pharmaceutical business and the brand marketing expenses that we saw accelerate in the third quarter for our consumer business.

Going forward, Rick, I guess the best way to describe it is we're in a situation now where we're investing heavily in the early launches of these exciting new pharmaceutical products. As these launches then ramp up and the sales take hold in the marketplace, then obviously the relative amount of spend compared to sales should be lower going forward. So we don't think that this is a steady state level of SG&A expense at all, given the fact that we have a situation where we're launching new products and they're just right out of the gate, obviously modest sales whenever you do that.

So overall, this is again -- you're right, it's a relatively high number. We did signal that in the second quarter to make sure that the investment community was aware of it. We think it's a wise spend, because we want to make sure that we're best positioned for 2012 and going forward, but we should be able to leverage that line item in the future.

And then with respect to acquisitions, look, you know us to be very disciplined acquirers and you probably would not be surprised if I told you we don't spend the money we have just because we have the money we have. Right. We're very disciplined as to what we look at. We're doing a very significant acquisition as I said earlier to Mike's -- in the answer to Mike's question. We're trying to develop a financing strategy for the Synthes acquisition which will be much more efficient than the way we've modeled it. Of course, that would entail using more of our cash than is currently modeled, so we'll have to get through that first before we make any other decisions, but we're constantly looking for growth opportunities, and we'll constantly and continuously be very diligent and disciplined in what we pay for assets.

So that's all I can give you now, as an update in that regard and so as we did this quarter, we'll continue to look for even smaller opportunities, for example, the SterilMed acquisition and other acquisitions that add to our portfolio going forward. As you know, we are generally always in the marketplace looking for growth opportunities. We just want to be very disciplined about what we pay for those assets.

Please direct your attention to the box section of the schedule where we have provided earnings adjusted to exclude special items. As referenced in the footnote, second-quarter net earnings this year were adjusted to exclude the after-tax impact related to the previously announced restructuring of Cordis, the net after-tax impact of expenses related to the litigation matter, additional DePuy ASR hip recall costs, and an after-tax mark to market gain associated with the currency option related to the planned acquisition of Synthes, Inc.

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Jami Rubin - Goldman Sachs - Analyst

Thank you. Just a follow-up on the previous question. Dominic, I'm confused. The divestitures that were recorded as part of other income, how can those be considered part of non-GAAP ongoing earnings, and is that part of the $316 million that you recorded, which clearly drove the upside in earnings. That's the first question. And the second question is, CONCERTA US sales were only down 16%, but Watson now has about 81% share of the market, so I'm just wondering if that is still wholesaler stocking, or if that reflects economics from the AG. If you could just clarify that and what we should expect in the fourth quarter. Thanks.

Dominic Caruso - Johnson & Johnson - VP Finance and CFO

Sure, on the divestitures and then you talked about the $316 million number, so we've had consistently--.

Jami Rubin - Goldman Sachs - Analyst

 $624 million.

Dominic Caruso - Johnson & Johnson - VP Finance and CFO

Pardon me?

Jami Rubin - Goldman Sachs - Analyst

I'm sorry, total other net was $624 million. Maybe if you could just clarify that for us, thanks.

Dominic Caruso - Johnson & Johnson - VP Finance and CFO

Sure. The divestitures that are in that line item this quarter relate to the 2 divestitures that I spoke about earlier, animal health and the Monistat business. You asked about how they could be included in -- why they're not excluded, I guess, to arrive at the non-GAAP number. We've consistently not excluded any gains or losses with respect to asset sales or divestitures in our numbers. If you go back through our history, you'll see several years ago when we divested the advanced wound care business or the breast care business, et cetera, they're all part of our ongoing operations, and the reason for that is it's essentially a shift in our portfolio mix. We're just shifting where we're going to spend our money, and when in fact those divestitures happen, we take the opportunity to redeploy those gains in higher growth areas and higher investments in the business, or as was the case in this particular quarter, to deliver whatever extra there was after that to the bottom line, which is essentially why I think we had better earnings this quarter than what many of your models had estimated.

The 1 item that we did carve out was in fact just a change in the option value or the mark-to-market impact of the option to buy foreign currency, the Swiss franc in particular with respect to the Synthes transaction. That clearly will fluctuate quarter to quarter. We carved it out last quarter for example when it was a gain, we pulled it out of our numbers and this quarter was a loss as the Swiss franc then weakened. So we're typically very consistent with what we pull in and out of the numbers and it's not unusual at all for us to have divestiture gains or asset sales or write-offs, et cetera, in that line item. With respect to CONCERTA, maybe Louise, you could take that question.

Louise Mehrotra - Johnson & Johnson - VP, IR

So Jami, you're correct the market share that's going to the AG, the authorized generic is about 75% to 80%, depending on whether it's scripts or dollars of the CONCERTA market share but as I remind you we do share in the economics of that, and there was no big fluctuations in the pipeline from our end. For Watson, you'd have to ask them.

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Steve Bushaw - Morgan Stanley - Analyst

Good morning. Thanks for sneaking me in under the wire. It's Steve Bushaw here in for David. A follow-up on the DePuy business. Now that you're getting closer to the Synthes organization and a bit further down the path toward integration, I wonder if you could give us an update on how you're thinking about interfacing with hospitals as a combined organization, now that you'll have what would appear to be as complete a product line in ortho, trauma and spine as there in the business, how does that position you to gain share? How does that give you more levers to use in your interactions with hospitals?

Dominic Caruso - Johnson & Johnson - VP Finance and CFO

Right, right. Well, great observation, Steve. We should have you come with us when we're talking to hospital CFOs and procurement specialists, I guess. Obviously, we're very pleased to have the broadest offering in the orthopedic marketplace with the inclusion of Synthes, and also the fact that Synthes products as you know are extremely well-regarded in the industry, and I think we'll learn from the Synthes organization as well.

So I think you're pointing out what I think appears to be the obvious for most people, that we expect that with the combination of Synthes, we'll be the leader in the orthopedics market with continued innovation and obviously when a hospital wants to have a discussion about the orthopedic space in general, they can turn to the Johnson & Johnson business and have a full wholesome discussion and the products even within the spine portfolio are generally complementary with our products we already in our spine portfolio so I think we're in a very good position there to have a seat at the table and what will turn out to be a pretty competitive marketplace going forward. I think we'll be very strong in that marketplace.

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